Filed by General Electric Company
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company:  General Electric Company
Commission File No.:  001-00035

FOR IMMEDIATE RELEASE

GE Comments on Federal Reserve Board’s Approval of Synchrony Financial Application to
Become Standalone Savings and Loan Holding Company

FAIRFIELD, Conn. – October 14, 2015 – GE (NYSE: GE) announced today that Synchrony Financial has received approval from the Federal Reserve Board to become a standalone savings and loan holding company and to retain control of Synchrony Bank, following the completion of GE’s proposed Exchange Offer. This approval represents another major milestone in the planned separation of Synchrony Financial from GE.

“We are pleased that Synchrony has received this key approval from the Federal Reserve Board, which brings us another step closer to completing the planned separation of Synchrony through an exchange offering that works for GE, its shareholders and Synchrony Financial,” said GE Chairman and CEO Jeff Immelt. “GE Capital is continuing to reduce the size and complexity of the business and is becoming less systematically important. Through the Synchrony separation and asset sales related to the GE Capital Exit Plan, we are making great progress on our portfolio transformation to enhance value for GE shareholders.”

As previously announced, the separation of Synchrony is consistent with GE’s stated strategy of focusing on its high-return industrial businesses and reducing the size of GE’s financial businesses. GE believes that the split off is an important step in providing Synchrony with the ability to pursue its long-term strategy as a fully independent, standalone public company. GE will discuss details of the proposed Exchange Offer on its earnings call Friday, October 16, 2015 at 8:30 a.m. Eastern time.

About GE
GE (NYSE: GE) is the world’s Digital Industrial Company, transforming industry with software-defined machines and solutions that are connected, responsive and predictive. GE is organized around a global exchange of knowledge, the "GE Store," through which each business shares and accesses the same technology, markets, structure and intellect. Each invention further fuels innovation and application across our industrial sectors. With people, services, technology and scale, GE delivers better outcomes for customers by speaking the language of industry. www.ge.com

GE’s Investor Relations website at www.ge.com/investor and our corporate blog at www.gereports.com, as well as GE’s Facebook page and Twitter accounts, contain a significant amount of information about GE, including financial and other information for investors. GE encourages investors to visit these websites from time to time, as information is updated and new information is posted.

Investor Contact:
Matt Cribbins, +1 203-373-2424, matthewg.cribbins@ge.com

Media Contacts:
GE Capital:
Susan Bishop, +1 203-750-5362, susan.bishop@ge.com
GE:
Seth Martin, +1 203-572-3567, seth.martin@ge.com

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Additional Information and Where to Find It

This document is for informational purposes only and is neither an offer to sell or the solicitation of an offer to buy any securities nor a recommendation as to whether investors should participate in the exchange offer. If the exchange offer is commenced, Synchrony will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a Prospectus.  There can be no assurances that GE will commence the exchange offer on the terms described in this document or at all. The exchange offer will be made solely by the Prospectus. The Prospectus will contain important information about the exchange offer, GE, Synchrony and related matters, and GE will deliver the Prospectus to holders of GE common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION. None of GE, Synchrony or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer.

Holders of GE common stock may obtain the Prospectus, if and when filed, and other related documents filed with the SEC, at the SEC’s Public Reference Room, located at 100 F Street, N.E., Washington, D.C. 20549, and will be able to obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Holders of GE common stock will also be able to obtain copies of the Prospectus, and other documents filed with the SEC, by mail from the SEC at the above address, at prescribed rates. The SEC also maintains a website that contains reports, proxy statements and other information that GE and Synchrony file electronically with the SEC. The address of that website is http://www.sec.gov. Holders of GE common stock will also be able to obtain a copy of the Prospectus by clicking on the appropriate link on this website.

Forward-Looking Statements

This document contains “forward-looking statements” – that is, statements related to future, not past, events.  In this context, forward-looking statements often address our expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” or “target.”

Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about our announced plan to reduce the size of our financial services businesses, including expected cash and non-cash charges associated with this plan; expected income; earnings per share; revenues; organic growth; margins; cost structure; restructuring charges; cash flows; return on capital; capital expenditures, capital allocation or capital structure; dividends; and the split between Industrial and GE Capital earnings.

For us, particular uncertainties that could cause our actual results to be materially different than those expressed in our forward-looking statements include:

●
obtaining (or the timing of obtaining) any required regulatory reviews or approvals or any other consents or approvals associated with our announced plan to reduce the size of our financial services businesses;

●	our ability to complete incremental asset sales as part of that plan in a timely manner (or at all) and at the prices we have assumed;

●
changes in law, economic and financial conditions, including interest and exchange rate volatility, commodity and equity prices and the value of financial assets, including the impact of these conditions on our ability to sell or the value of incremental assets to be sold as part of our announced plan to reduce the size of our financial services businesses as well as other aspects of that plan;

●	the impact of conditions in the financial and credit markets on the availability and cost of GECC’s funding, and GECC’s exposure to counterparties;

●	the impact of conditions in the housing market and unemployment rates on the level of commercial and consumer credit defaults;

●	pending and future mortgage loan repurchase claims and other litigation claims in connection with WMC, which may affect our estimates of liability, including possible loss estimates;

●	our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so;

●	the adequacy of our cash flows and earnings and other conditions, which may affect our ability to pay our quarterly dividend at the planned level or to repurchase shares at planned levels;

●	GECC’s ability to pay dividends to GE at the planned level, which may be affected by GECC’s cash flows and earnings, financial services regulation and oversight, and other factors;

●	our ability to convert pre-order commitments/wins into orders;

●	the price we realize on orders since commitments/wins are stated at list prices;

●
customer actions or developments such as early aircraft retirements or reduced energy demand and other factors that may affect the level of demand and financial performance of the major industries and customers we serve;

●	the effectiveness of our risk management framework;

●	the impact of regulation and regulatory, investigative and legal proceedings and legal compliance risks, including the impact of financial services regulation and litigation;

●
adverse market conditions, timing of and ability to obtain required bank regulatory approvals, or other factors relating to us or Synchrony Financial that could prevent us from completing the Synchrony Financial split-off as planned;

●	our capital allocation plans, as such plans may change including with respect to the timing and size of share repurchases, acquisitions, joint ventures, dispositions and other strategic actions;

●
our success in completing, including obtaining regulatory approvals for, announced transactions, such as the proposed transactions and alliances with Alstom, Appliances and our announced plan to reduce the size of our financial services businesses, and our ability to realize anticipated earnings and savings;

●	our success in integrating acquired businesses and operating joint ventures;

●	the impact of potential information technology or data security breaches; and

●	the other factors that are described in “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2014.

These or other uncertainties may cause our actual future results to be materially different than those expressed in our forward-looking statements.  We do not undertake to update our forward-looking statements.